EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997
Computation of Ratio of Income (Loss) to Fixed Charges

For the Years Ended December 31, 2005, 2004, 2003, 2002, and 2001

	2005	2004	2003	2002	2001
Net income (loss)	$2,778,964	$1,582,063	$2,649,822	$(4,516,685)	$(11,880,733
Add: Fixed charges	1,577,432	716,221	617,143	968,217	2,182,800

Income (loss) available for fixed
charges	$4,356,399	$4,356,399	$3,266,965	$(3,548,468)	$(9,697,933

Fixed charges:
Interest on all debt	$1,577,435	$716,221	$617,143	$968,217	$2,182,800

Total fixed charges	$1,577,435	$716,221	$617,143	$968,217	$2,182,800

Ratio of income (loss) to fixed
charges	2.76	3.21	5.29	*	*

Deficiency	$0.00	$0.00	$0.00	$4,516,685	$11,880,733

*Earnings inadequate to cover fixed charges.